File No. 70-9801
                (Enron LLCs Acquisition & Finance)

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                          AMENDMENT NO. 3
                             FORM U-1
                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ______________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

               Allegheny Energy Supply Company, LLC
               R.R. 12, P.O. Box 1000 Roseytown Road
                       Greensburg, PA 15601
                   _____________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                      Patricia J. Clark, Esq.
                      Deputy General Counsel
               Allegheny Energy Supply Company, LLC
               R.R. 12, P.O. Box 1000 Roseytown Road
                       Greensburg, PA 15601

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740


1. Applicants hereby amend the application replacing Items 1 through 7 with the following:

                         TABLE OF CONTENTS

                                                       PAGE

Item 1.   Description of Proposed Transactions            3

     A.   Background                                      3

     B.   Overview                                        4

     C.   Request for Authority                           6

     D.   Use of Proceeds                                 8

Item 2.   Fees, Commissions, and Expenses                 8

Item 3.   Applicable Statutory Provisions                 8

Item 4.   Regulatory Approval                             9

Item 5.   Procedure                                       9

Item 6.   Exhibits and Financial Statements               9

Item 7.   Information as to Environmental Effects         10




Item 1.   Description of the Proposed Transaction

     A.   Background

     Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, and Allegheny Energy Supply Company, LLC ("AE Supply" or "Company"), its wholly owned generating company subsidiary (collectively "Applicants"), have filed this application - declaration pursuant to sections 6(a), 7, 9(a), 10, 12(b), 13(b) and 32 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 53, 54, 90 and 91 under the Act, for financing and other related authority in connection with the proposed acquisition of the outstanding membership interests in three (3) limited liability companies that are exempt wholesale generators ("EWGs") and two (2) limited liability companies that are not EWGs. Applicants request expedited treatment of this application and request an order issued and effective not later than March 31, 2001.

     AE Supply and Enron North America Corp. ("Enron"), a Delaware corporation, have entered into a Purchase and Sale Agreement dated November 13, 2000 ("Agreement").<F1> Under the Agreement, AE Supply has agreed to purchase and Enron has agreed to sell the outstanding membership interests in five (5) limited liability companies for the sum of $1,028,000,000.00 (one billion twenty eight million dollars) ("Purchase Price")<F2>. Three (3) of these L.L.C.s are EWGs:
Des  Plaines  Green  Land  Development, L.L.C.;  Gleason  Power  I,
L.L.C.;   and,   West   Fork  Land  Development   Company,   L.L.C.
(collectively the "Enron EWGs")<F3> Two (2) are not EWGs: Energy Financing Company, L.L.C.<F4>; and, Lake Acquisition Company, L.L.C.<F5> (the "Non-EWG LLCs" and, together with the Enron EWGs, the "Enron
LLCs")<F6>   The  acquisition of 1,710 megawatts (MW) of natural  gas-
fired merchant generating capacity will give AE Supply a total generating capacity of more than 10,400 MW and represents a pivotal step in the Company's plan to become a national energy supplier.

     Allegheny and AE Supply propose to finance the acquisition with a combination of debt and equity securities. Specifically, by this application-declaration Applicants seek authority for:

     1. AE Supply to acquire the issued and outstanding membership interests in the Non-EWG LLCs;

<F1> See Exhibit A, Purchase and Sale Agreement (November 13, 2000).

<F2>  The  Purchase  Price is subject to adjustment after  closing  in accordance with the terms of the Agreement.

<F3>  The  Enron  EWGs  are  not subject to the  jurisdiction  of  the
Commission. Applicants do not seek Commission authorization to acquire them.

<F4> This limited liability company was set up to purchase some of the generating  equipment  that was ultimately  installed  in  the  Des
Plaines   Green  Land  Development,  L.L.C.  facility.   The   only
transaction currently in place with Energy Financing Company, L.L.C. is an Equipment Sale Agreement dated October 5, 2000, for the purchase by Des Plaines Green Land Development, L.L.C. of such equipment in monthly installments through May 14, 2015.

<F5> Lake Acquisition Company, L.L.C. is a Delaware limited liability
company.   It owns 97.856 acres of land, including a 31 acre  lake,
that it leases to West Fork Land Development Company, L.L.C. pursuant to a lease agreement dated February 28, 2000. West Fork Land Development Company, L.L.C. uses water from the lake as cooling water for its facility. The remaining 66 acres are farmed under a lease to a non associate company.

<F6>  Acquisition  of   the  Non EWGs LLCs is  subject  to  Commission
jurisdiction under Sections 9(a) and 10.

     2.   Allegheny to (a) issue up to $1 billion in equity securities,
          (b) loan up to $500 million of the equity securities proceeds to AE Supply and (c) provide an additional $150 million in guarantees to, or for the benefit of, AE Supply primarily in support of the Enron LLCs;

     3. AE Supply to (a) issue and sell an aggregate of $550 million in short-term and long-term debt,<F7> and (b) establish a financing vehicle, Allegheny Energy Supply Capital, ("Supply Capital"), that will, among other things, issue equity, or other financial instruments, to and accept notes, or other financial instruments, from AE Supply in connection with its activities described herein and future transactions approved by the Commission or allowed by Commission rules; and for,

     4. AE Supply engage in the loaning and re-loaning of up to $1.05 billion by Supply Capital to AE Supply to be used for authority acquisitions and other activities.

     Due to the dynamic nature of the transaction and the potential penalty of $41.1 million (4% of the Purchase Price) for failure to timely receive Commission approval to close the transaction, Applicants request expedited treatment of this application and request an order issued and effective not later than March 31, 2001.

     The requested financing authority is reasonably adapted to the security structure of Allegheny and other companies in the Allegheny system and is reasonably related to earning power.
Moreover, the proposed means of financing the acquisition is necessary, appropriate, economical and efficient in light of the business in which the Applicants are lawfully engaged. The terms and conditions of any securities will not be detrimental to the public interest or the investors or consumers. Any guarantees within the Allegheny system will not pose an improper right for Allegheny or other companies in the Allegheny system. Finally, all fees, commissions and remuneration paid in connection with the issue, sale and distribution of the securities will be reasonable. As set forth in the following sections the proposed transaction satisfies the Act and the Rules under the Act.

     B.   Overview

          1.         The Allegheny System

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power) and The Potomac Edison Company ("Potomac Edison") and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy to about three million people or 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and

<F7> The short-term debt and long-term debt would be non-recourse to
Allegheny  and  so  will  not count as "aggregate  investment"  for
purposes  of  Rule  53.   As  defined  under  Rule  53,  "aggregate
investment"  means  all  amounts  invested,  or  committed  to   be
invested, in exempt wholesale generators and foreign utility companies, for which there is recourse, directly or indirectly, to the registered holding company.


natural gas to about 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission, Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission and the Ohio Public Utility Commission, Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Public Service Commission, and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission. Allegheny also has two subsidiaries - Allegheny Ventures, Inc. and AE Supply.

     Allegheny Ventures, Inc., a non-utility non-regulated subsidiary of Allegheny, actively invests in and develops energy-related projects through its wholly owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act.

     AE Supply is the electric generating company for the Allegheny system. AE Supply owns, operates and markets competitive retail and wholesale electric generation<F8> AE Supply also manages and operates electric generation owned by the regulated utilities d/b/a Allegheny Power that has not yet been deregulated. AE Supply is a public utility company within the meaning of the Act. However, AE Supply is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates.

     For   the   twelve  (12)  months  ended  December  31,   2000,
Allegheny's  consolidated  gross  revenues  and  net  income   were
approximately $4.012 billion and $237 million, respectively.

          2.          Matters Pending Before This Commission

     In the face of deregulation, and the resulting competition, the Allegheny system has moved aggressively to expand its energy holdings and customer base. Applicants' efforts have resulted in a number of filings with the Commission. The filings that remain open are summarized below.

  1. In File No. 9627, under the terms of Order No. 27205, pending completion of the record, the Commission reserved jurisdiction over certain proposed transactions involving the transfer of assets consisting of Potomac Edison's undivided 100% ownership interest in the Luray, Newport, Shenandoah and Warren hydroelectric generating stations ("VA Hydro Assets"), and a request to merge AE Units 1 and 2, L.L.C., a non-utility EWG subsidiary of Allegheny that owns two 44 MW generation units and associated transmission facilities, step-up transformers, breakers and interconnection facilities near Springdale, Pennsylvania, into AE Supply in exchange for AE Supply assuming the outstanding debt. The record has been completed with the filing of the Order of the Virginia State Corporation Commission approving the transfer of the VA Hydro Assets and a copy of the Order of the Federal Energy Regulatory Commission approving

<F8> See Allegheny Energy, Inc., Holding Co. Act Release No.35-27101,
Order  Authorizing  Formation of Subsidiary  Company;  Transfer  of
Assets   to   Generation  Company;  Issuance  and  Acquisition   of
Securities; Capital Contributions; and Service Agreements (November 12, 1999) ("1999 Order"). See also Allegheny Energy, Inc., Holding
Co.  Act  Release  No.35-27205,  Order  Authorizing  Formation   of
Subsidiary  Companies;  Transfer  of  Assets  and  Liabilities   to
Generation Company; Issuance of Notes; Payment of Dividends; Intersystem Service Agreements; Reservation of Jurisdiction (July 31, 2000).


     the merger of AE Units 1 and 2, L.L.C. into AE Supply. An order is expected by February 2001.

  2. In File No. 70-9683 AE Supply has pending a request to: i) organize and finance one or more special purpose subsidiaries ("Exempt Subsidiaries"); ii) engage in Rule 58 activities within the United States and abroad; iii) permit AE Supply or the Exempt Subsidiaries to invest, directly or indirectly, in development activities with respect to EWGs and FUCOs; iv) permit AE Supply to organize one or more special project entities ("Intermediate Companies") to facilitate the development and consummation of investments in EWGs and FUCOs; v) authorize Intermediate Companies to issue debt securities to persons other than AE Supply or Allegheny; and vi) transfer the Conemaugh EWG from Allegheny.<F9> An order from the Commission is expected in the first quarter of 2001.

  3. In File No. 70-9747 Allegheny filed an application with this Commission for authority to transfer generating assets and related rights, interests and liabilities of Monongahela Power to AE Supply.<F10> The Ohio Public Utility Commission and the Federal Energy Regulatory Commission have each issued orders approving the transfer of the assets subject to each Commission's respective jurisdiction. The West Virginia Public Service Commission has delayed action on the Monongahela Power application pending legislative action by the State Legislature. Subject to legislative action, an order from this Commission is expected by the end of the first quarter or the middle of the second quarter 2001.

  4. In File No. 9833, Applicants filed an application with the Commission seeking authority to transfer 2% of AE Supply to Merrill Lynch.<F11> On January 8, 2001, Allegheny and AE Supply signed a definitive agreement to acquire Merrill Lynch's energy commodity marketing and trading unit, Global Energy Markets (GEM), for $490 million plus either a two percent (2%) equity interest in AE Supply or an additional cash payment. The transaction will be accounted for as a purchase under Rule 58. The transfer of the 2% interest in AE Supply was conditioned upon customary regulatory approvals, including approvals of the Federal Energy Regulatory Commission, the Department of Justice/Federal Trade Commission, and this Commission. Applicants expect the transaction to close in the first quarter of 2001.

     For the twelve (12) months ended December 31, 2000, AE Supply's gross revenues and net income were approximately $2.260 billion and net income of approximately $75 million.

          3.   Existing Financing Authority

     In Order No. 27199 issued July 14, 2000, the Commission authorized Allegheny to: (1) issue and sell up to $138 million in long-term unsecured notes to banks or other institutions, and (2) enter into guarantees for the benefit of AE Supply in amounts up to $250 million. The Commission authorized AE Supply, through July 31, 2005, to: (1) issue and sell up to $400 million of secured and unsecured long-term debt, and (2) issue and sell short-term debt,

<F9> AE  Supply  EWG Authority and Financing  U-1 Application  (filed
June 7, 2000).

<F10> File  No.  70-9747,  Monongahela   Power  Asset  Transfer  U-1
Application (filed September 14, 2000).

<F11> File No. 70-9833, Application Seeking Authority To Transfer  2%
Interest (January 18, 2001).


and borrow from the Allegheny Money Pool,<F12> in aggregate outstanding amounts of up to the short-term debt limitation of $300 million, subject to certain conditions. The order states that proceeds from the financings may be used by Allegheny and AE Supply for general corporate purposes, including the acquisition of interests in EWGs and FUCOs, provided that no Money Pool borrowings will be used to make capital contributions to, or investments in, EWGs or FUCOs.

     C.   Requests for Authority

          1. Acquisition of Membership Interests

     AE Supply seeks authorization to acquire the outstanding membership interests in the Non EWG LLCs and to acquire the all ownership interests in Supply Capital. Section 9(a)(1) provides that Commission approval under Section 10 is required before a registered holding company or subsidiary company thereof may "acquire, directly or indirectly, any securities or utility assets or any other interest in any business." For the reasons set forth in Item 3, Applicants believe that the proposed transactions described herein satisfy the standards of Section 10.

          2. Financing Authority

               a.   AE Supply

     AE Supply requests authorization, through July 31, 2005, to issue and sell an aggregate of up to $550 million of short-term debt and/or long-term debt to non-associate banks and/or other parties.<F13> Such debt shall be non-recourse to Allegheny. Due to possible movements in interest rates as well as the volatility in the bond market and to maximize financial flexibility, AE Supply requests authority, for a period not to exceed one year from the issuance of an order in this proceeding, to issue short-term debt,<F14> which in the aggregate with long-term debt will not exceed $550 million outstanding, in order to consummate the purchase of the
Enron  LLCs  and,  if  appropriate, to act as  a  "bridge"  to  the
permanent  (long-term debt) financing of the  transaction.   Short-
term debt shall include, but not be limited to, commercial paper and/or bank credit facilities.<F15> The use of proceeds from the temporary authorization will be limited to the purchase of the Enron LLCs.
               b.   Allegheny

<F12> By prior Commission Orders, among other things, Allegheny and its subsidiaries were authorized to participate in a system money pool.
See Order 27199 at pages 1-2.

<F13> Long-term debt, which may be in the form of notes or loans, will have a maturity of not less than 5 years and not more than 30 years and will be comparable to those obtainable by similar entities issuing comparable securities containing the same or similar terms and maturities. The maturities, terms and interest rates will be determined through negotiations with, in the case of long-term debt, .,nationally recognized brokerage houses and in the case of
short-term  debt,  banks  or other lending institutions.   Interest
rates on long-term debt will not exceed the reference to the United
States  Treasury  Rate plus 400 basis points.   Interest  rates  on
short-term debt will not exceed the London International Bank Offered Rate (LIBOR) plus 300 basis points. . Fees and expenses associated with short-term and long-term debt issued by AE Supply will be comparable to those obtainable by similar utilities issuing comparable securities containing the same or similar terms and maturities.

<F14> Short-term debt will have a maturity of not less than 30 and not more than 364 days.

<F15> Short-term debt will be sold to non-associate banks or financial institutions.


     Allegheny also seeks authorization to issue, through July 31, 2005, up to $1 billion of common stock for the acquisition of the Enron LLCs and for other corporate purposes. Common stock financings may be affected in accordance with underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Additionally, Allegheny seeks authority through July 31, 2005, to issue, credit support and guarantees of up to $150 million primarily in support of the Enron LLCs. Specifically, Allegheny seeks authority to increase the maximum level of credit support and guarantees which Allegheny is authorized to issue and reissue on behalf of or for the benefit of AE Supply, primarily for the marketing of AE Supply's generation and related trading, by $150 million to an aggregate authorized amount of $400 million.<F16> Allegheny will charge a fee for each guarantee it provides that will not exceed the cost of obtaining the liquidity necessary to perform the guarantee. Allegheny requests that the authorization to issue and reissue an aggregate $400 million of credit support and guarantees last through July 31, 2005.<F17>

     Further, through July 31, 2005, Allegheny seeks authorization to transfer some or all of the equity proceeds into AE Supply in
the  form of an interest-bearing loan of up to $500 million.    The
loan would bear interest at the lower market rate available to AE Supply or Allegheny.<F18> No loan will have a maturity beyond the estimated useful life of the capital asset procured with its
proceeds.   Allegheny  and AE Supply may use the  proceeds  of  the
equity securities for general corporate purposes, including, among other things, the acquisition of interests in EWGs and FUCOs.

               c.   Supply Capital

      AE  Supply  seeks authorization to form Supply Capital  as  a
direct  subsidiary.   Supply Capital will be  a  limited  liability
company,   formed  to  engage  in  tax  efficient  and  financially
efficient transactions with AE Supply or any of its subsidiaries for the acquisition of the Enron LLCs and subsequent transactions.
AE  Supply will make a capital contribution of approximately  $1.05
billion  to  Supply Capital in exchange for equity  ownership.   AE
Supply additionally seeks authority through July 31, 2005, to: have Supply Capital make an initial interest-bearing loan of up to $1.05 billion to AE Supply evidenced by a note at market interest rates and terms;<F19> and, permit Supply Capital, as its loan(s) are repaid,

<F16>  Consistent with prior Commission orders, support agreements may take the form of reimbursement agreements, the assumption of liabilities for the issuance of bonds, letters of credit and other performance and financial guarantees.

<F17> This requested authority is unrelated to the request in File No.
70-9683 wherein the request will be utilized solely for Rule 53 transactions.

<F18>  The  loan will have a maturity of not less than 1 year and  not more than 30 years. Maturities, terms and interest rates will be at market and will not exceed the reference United States Treasury Rate plus 300 basis points. Fees and expenses associated with the long-term debt issued by AE Supply will be comparable to those obtainable by similar utilities issuing comparable securities containing the same or similar terms and maturities.

<F19> Notes, as long-term debt, will have a maturity of not less than 5 years and not more than 30 years. Interest rates will not exceed the reference United States Treasury Rate plus 300 basis points or the cost of acquisition. Fees and expenses associated with the long-term debt issued by AE Supply will be comparable to those obtainable by similar utilities issuing comparable securities containing the same or similar terms and maturities.


to  make  additional  borrowing available to  AE  Supply  from  the interest and principal payments it receives. These borrowings will be used for authorized acquisitions, Rule 58 activities, or other capital expenditures including, but not limited to construction of pollution control equipment. The loans do not affect AE Supply's debt-equity ratio and provide for a tax efficient capital structure.

     The benefit of using this financing technique is to provide a vehicle to identify and assign capital costs for this acquisition (and subsequent acquisitions) and to will provide substantial tax benefits that will serve to reduce the overall capital costs to AE Supply in connection with this acquisition and future transactions.

      3.  Capitalization

     The per books capitalization of AE Supply as of December 31, 2000 is $2,607,572,000. After factoring in the impact of 70-9683 which results in increasing long-term debt ($430,000,000) and this application which results in increasing: (a) long-term debt ($550,000,000); and (b) membership equity ($500,000,000) on a pro forma basis as of December 31, 2000 AE Supply's capitalization is $4,087,572,000.

     Attached hereto as Exhibit FS-3, Capital Structure Analysis Charts, are charts analyzing the pro forma consolidated capital structure of the Applicants as of December 31, 2000. <F20> Exhibit FS-3
illustrates   that  when  this  transaction  and  certain   related
transactions proposed by the Applicants and pending before this Commission are consummated, Applicants will be in compliance with the Commission's policy requiring a debt to common stock equity ratio of 70/30 on a consolidated basis.<F21>

    Neither Allegheny nor any of its subsidiaries will undertake to issue any debt or engage in any transaction if such action would result in either the consolidated system's or any utility subsidiary's debt / equity ratio falling below the Commission's debt / equity requirement of 30% common stock equity. Additionally, within sixty (60) days after the end of each financial quarter, AE Supply and Allegheny will provide the Commission with reports containing actual and pro forma capitalization ratio calculations in the same format that was provided in the confidential exhibit to this application for Allegheny on a consolidated basis and for AE Supply.

     D.   Use of Proceeds

     Applicants propose to issue the authorized debt and equity securities to acquire the outstanding membership interests in the Enron LLCs as set forth under the Agreement and for other corporate purposes as described above.

<F20> Loans, as long-term debt, will have a maturity of not less than 5 years and not more than 30 years. Interest rates will not exceed the reference United States Treasury Rate plus 300 basis points or the cost of acquisition. . Fees and expenses associated with the long-term debt issued by AE Supply will be comparable to those obtainable by similar utilities issuing comparable securities containing the same or similar terms and maturities.

<F21> Id.

Item 2.   Fees, Commissions and Expenses

      Fees, commissions and expenses in the estimated amount of [to be determined] (to be filed by amendment) are expected to be incurred in connection with the proposed transactions plus ordinary expenses not over $20,000 in connection with preparation of this application. None of the fees, commissions or expenses are to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.   Applicable Statutory Provisions

     1.   Overview

     Sections 6(a), 7, 9(a), 10, 12(b) and 32 of the Act, and Rules 45, 53, and 54 under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

     Sections 6(a), 7, 12 and 32 and Rules 45, 53 and 54 apply to the issue and sale of securities, and the provision of credit support by Allegheny.

     Sections 6(a), 7 and 12 and Rule 45 apply to the issue and sale of securities, and the provision of any credit support by AE Supply.

Rule 45(b)(7) applies to the issuance of a guaranty or credit support by AE Supply and Supply Capital with respect to any security issued by any other subsidiary company of Allegheny.

     2.   Sections 9, 10 and 11

     Sections 9(a) and 10 apply to the acquisition of the membership interests in the Non EWG LLCs and the ownership interests in Supply Capital. Under Section 10 the relevant provisions are set forth in subsections (b), (c), and (f). Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless the Commission finds that:

     1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

     2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

Section 10(f) provides that the Commission ". shall not approve any acquisition ... unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11."

          A. Section 11(b) - Not Detrimental to Carrying Out Section 11

     For the reasons set forth below, Applicants contend that the transaction will not be detrimental to the carrying out of the provisions of Section 11. As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

          ". A system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation..."<F22>

          The jurisdictional acquisition of membership interests in the Non-EWG LLCs, the non-jurisdictional acquisition of the Enron EWGs and the acquisition of the ownership interests in Supply Capital are necessary parts of the acquisition of the Enron LLCs in that each acquisition is an integral part required to make the transaction work. As noted, the Non-EWG LLCs, Energy Financing Company, L.L.C. and Lake Acquisition Company, are fundamental parts of this transaction. Energy Financing Company, L.L.C. was established to purchase equipment that was ultimately installed in the Des Plaines Green Land Development, L.L.C. facility and holds title to the equipment under the Equipment Sale Agreement. Accordingly, until such time as the terms of the Sales Agreement are satisfied via payment in full the acquisition of the membership interests in Energy Financing Company, L.L.C. is necessary as it is directly related to the operation of the Des Plaines Green Land Development, L.L.C. facility. The Lake Acquisition Company, L.L.C. owns 97.856 acres of land, including a 31-acre lake, that it leases to West Fork Land Development Company, L.L.C. pursuant to a lease agreement dated February 28, 2000. West Fork Land Development Company, L.L.C. uses water from the lake as cooling water for its facility.<F23>


           B. Section 10(b)(2) - The Purchase Price is Fair  and
              Reasonable

     Section 10(b)(2) requires the Commission not to approve an acquisition if the Commission finds that the consideration is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired ." In this transaction the purchase price is the result of an intensive bidding and negotiation process. Specifically, the consideration

<F22>  See Section 2(a)(29)(A), See Also Environmental Action, Inc. v.
Securities  and  Exch. Commission, 895 F.2d 1255,  1263  (9th  Cir.
1990) (citing In re Electric Energy, Inc., 38 SEC 658, 668 (1958)).

<F23> AE Supply proposes to divest the excess 66 acres within  three years from the date of a Commission order.


to be paid in connection with the acquisition of the Non-EWG LLCs (the jurisdictional portion of this transaction) and the Enron EWGs (the non-jurisdictional part of this transaction) represents a price that both Enron and AE Supply deemed to be a fair and reasonable representation of the market value of the Non EWG LLCs and the Enron LLCs.<F24> Similarly, Applicants assert that the acquisition of the interests in Supply Capital by AE Supply in exchange for capital contributions is reasonable and bears a direct relation to the tax and financing costs savings to be generated via Supply Capital for the benefit of AE Supply.

     In the Commission's recent American Electric Power, Inc. - Central South West Corporation Merger Order,<F25> the Commission, among other things, held that a purchase price is not unfair or unreasonable within the meaning of section 10(b)(2) if the price is the  result  of arm's-length negotiations. The decision is  equally
applicable  here.   Specifically,  the  bid  was  preceded  by  due
diligence, analysis and evaluation of the assets, liabilities and business prospects of the acquisition. For these reasons the Commission should find that the purchase price is not unfair or unreasonable within the meaning of section 10(b)(2).

          C.   Capital Structure Not Unduly Complicated

     For the reasons set forth in sections A and B above and section E which follows, the acquisition of the membership interests in the Non EWG LLCs and of all of the ownership interests in Supply Capital will not unduly complicate the capital structure of the Allegheny system, be detrimental to the public interest or the interests of investors or consumers or the proper functioning of the Allegheny system. Specifically, the acquisitions do not impose any special conditions or requirements which require a change or modification to the existing corporate structure - other than to reflect the existence of the to be acquired entities. Moreover, the acquisitions are not detrimental to the public interest or the interests of investors or consumers. Specifically, the acquisitions will not result in any substantial change or otherwise alter the rights and interests existing prior to the proposed transaction. As the transaction maintains the status quo it cannot be said that the result would be detrimental to the public interest or the interests of consumers or investors.

          D.   Compliance With State Laws

     Applicants have, or will comply with all required state laws. The transactions will not impair the effectiveness of state regulation as the transaction will not impact or change existing state regulation of AE Supply as it is not subject to state regulation. Pursuant to the recommendations contained in the 1995 Report, state commission approval is significant as the Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the
Act  are  otherwise met."<F26>   In this application the standards  of
the   Act   are  met  and  the  Commission  should  authorize   the
transactions.

<F24> The  Enron  EWGs  are not subject to the  jurisdiction  of  the
Commission. Applicants do not seek Commission authorization to acquire them.

<F25> See, American Electric Power - Central South West Merger Order,
Holding Co. Act Release No. 27186 (June 14, 2000) ("AEP-CSW
Order").

<F26> 1995 Report at 74.


          E.   Section 10(c)(2) - Economical and Efficient System

     Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11;<F27> or the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

     The acquisition of the Non EWG LLCs membership interests and the ownership interests in Supply Capital will expand, broaden, and diversify AE Supply's generating base; enable the combined companies to offer customers access to more comprehensive products and services than either company alone could offer; enhance through increased financial strength and stability AE Supply's ability to compete in the wholesale energy market as a diversified growth-oriented generating company; and, provide operating efficiencies. The acquisitions will provide efficiencies for the benefit of AE Supply and the Allegheny system and thereby the stakeholders of
Allegheny.   Efficiencies will be realized through the  sharing  of
     resources and sharing of central services. Additionally, Applicants contend that the transaction ultimately confers substantial long-term benefits on the entire Allegheny system through increased energy (gas and electric) market share, fuel options (gas or coal), fuel source location, generation flexibility, and strategic growth opportunities. These benefits in the long term will accrue to the benefit of the entire Allegheny system, shareholders, customers, and employees and the utility AE Supply.<F28>

     As described in this Application - Declaration, the proceeds ($1.05 billion) will be used to execute the transactions and perform the securities issuances. There are numerous examples of Commission approval of financing subsidiaries. Specifically, in a
1995  matter  involving  Consolidated  Natural  Gas  Company,   the
Commission recognized the functional relationship of a financing subsidiary, when it authorized CNG Financial Services, Inc., a wholly owned subsidiary of Consolidated Natural Gas Company, a registered holding company, to provide short-term and long-term loans, for a period of time not to exceed the lesser of ten years or the expected useful life of the equipment, for the purchase of standard gas appliances and certain gas utilizing equipment, such
as  gas  heat  pumps  and gas turbines.<F29>   Then  in  a  proceeding
involving New Century Energies, Inc., the Commission authorized the
retention   of   financing  subsidiaries  engaged  in   non-utility
activities, including leasing of substations to certain customers, development of, and investment in, various utility projects, servicing of fuel transportation facilities, holding of mineral interests and water rights, customer financing for purchases of heat pumps, environmental consulting services, engineering, design, procurement, operation, maintenance and construction of power production facilities and related activities, and maintenance of a personnel resource database.<F30> Additionally, in a 1998 order, the

<F27> No Section 8 issues are raised by this application.

<F28> Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 SEC 1299, 1320-
1321   (1978).    Some  potential  benefits  cannot  be   precisely
estimated;  nevertheless they too are entitled  to  be  considered:
"[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even
when  these  are  not precisely quantifiable."    Centerior  Energy
Corp., Holding Co. Act Release No. 24073 (April 29, 1986).

<F29> Holding Co. Act Release No. 35-26234 (Feb. 23, 1995),

<F30> Holding Co. Act Release No. 35-26748 (August 1, 1997).



Commission authorized a non-utility subsidiary of Central and South West Corporation, a registered holding company, to, among other things, provide financing, through guarantees, capital leases, operating leases or promissory notes with terms of one to five years, to customers in connection with the purchase of electric bicycles, tricycles and skateboards.<F31>

     Finally, the acquisition and financing authorizations, which are also an integral part of a non-jurisdictional transactional, as well as the formation of Supply Capital, will tend toward the proper functioning of the Allegheny holding company system in a partly deregulated, partly regulated operating environment and, as a consequence, toward the economical and efficient development of an integrated public utility system. Particularly in light of the trend towards deregulation, increased competition and rapidly growing demand for energy in the areas serviced by AE Supply the acquisition of the Non-EWG LLCs, together with the non-jurisdictional acquisition of the Enron EWGs will allow for the efficient delivery of energy to AE Supply's customers, and will allow AE Supply to more effectively compete for customers, fostering a more competitive environment benefiting all customers.

     The acquisition of the membership interests in the Non-EWG LLCs and Supply Capital are "reasonably incidental, or economically necessary and appropriate to" the operations of a registered electric utility holding company system - Allegheny. The acquisition of the membership interests in the Non-EWG LLCs and Supply Capital will enable the Allegheny system to meet the rapidly growing demand for energy within the East Central Area Reliability region, the Mid-American Interconnected Network and the Southeastern Electric Reliability Council. Taken together, these factors will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

     In summary, the transaction does not give rise to any of the abuses, ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation that Section 11(b)(1) of the Act prohibits. Accordingly, the Commission should approve the transactions.

     3.   Rules 53 and 54

     Concerning  Rules  53  and  54,  as  of  December  31,   2000,
Allegheny's consolidated retained earnings were approximately $943.3 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $25 million. Accordingly, Allegheny may invest up to approximately $471.6 million or an additional $446.6 million (50% of Retained Earnings less existing investment in EWGs and FUCOs). The proposed financing arrangements will be structured so that Allegheny's "aggregate investment" in EWGs and FUCOs will not exceed 50% of the system's consolidated retained earnings (approximately $458.8 million). The conditions specified under Rule 53(a) are otherwise satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the proposed financing transactions.

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, will

<F31> Holding Co. Act Release No. 35-26910 (Aug. 24, 1998).


not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. For purposes of Rule 54, the conditions in Rule 53(a) are satisfied and none of the conditions specified in Rule 53(b) exist or will exist as a result of the proposed transactions. Accordingly, Rule 53(c) is not implicated and Rule 54 is satisfied.

Item 4.   Regulatory Approvals

           An application for approval has been filed with the Federal Energy Regulatory Commission under Section 203. The application requested approval for Enron to sell, and AE Supply to acquire, 100% of the membership interest in the Enron EWGs. On February 15, 2001, the Federal Energy Regulatory Commission issued an order approving the request. An application has also been filed with the Department of Justice under Hart-Scott-Rudino. The filing is necessary in that the size of the transaction exceeds the $50 million in total asset threshold as well as the $200 million size-of-the-parties test under Hart-Scott-Rudino for the acquisition of the Enron LLCs. The Hart-Scott-Rudino period has expired without comment from the Department of Justice. Except as noted above, no state commission or federal commission other than this Commission, has jurisdiction over the transactions for which authority is sought herein.


Item 5.   Procedure

           Pursuant to the terms and conditions of the Purchase and Sale Agreement, Applicants request that this Commission issue a final order not later than March 31, 2001. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of this transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

(a)  Exhibits

          A    Purchase and Sale Agreement
               (filed December 12, 2000)

          D-1  Federal Energy Regulatory Commission Application
                (filed December 12, 2000)

          D-2   Order  of the Federal Energy Regulatory  Commission
                Application
                (to be filed by amendment)

          D-3  Department of Justice Hart-Scott-Rudino Filing
               (December 12, 2000)

          F    Opinion of Counsel (to be filed by amendment)


          H    Form of Notice (filed December 12, 2000)

(b)  Financial Statements as of December 31, 2000

               FS-1 AE, Inc. and AE Supply
               balance sheet, per books and pro forma
               (to  be  filed confidentially)

               FS-2    AE, Inc. and AE  Supply
               statement of income and retained earnings, per books and pro forma (to be filed confidentially)

               FS-3    Capital Structure Analysis Charts
               (filed March 30, 2001)

Item No. 7.   Information as to Environmental Effects

          (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

          (b)  Not applicable.



                             SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                         Allegheny Energy, Inc.
                         Allegheny Energy Supply Company, L.L.C.


                         By /S/ THOMAS K. HENDERSON

                         Thomas K. Henderson


Dated:  March 30, 2001